List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
14 February 2008

Information	Required by/when
Public Announcements/Press	The Stock Exchange, London
Announcement
Interim results for the year ended 31
December 2007.
(14 February 2008)

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Diageo plc
(Translation of registrant’s name into English)
8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)
indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☑                    Form 40-F ☐
indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 _____

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc (Registrant)
Date 14 February 2008	By	/s/ J Nicholls
		Name:	J Nicholls
		Title:	Deputy Company Secretary

Interim results for the six months ended 31 December 2007
Diageo is on track to deliver full year guidance with strong first half performance — volume up 4%, net sales up 7% and operating profit up 9%.
Paul Walsh, Chief Executive of Diageo, commenting on six months ended 31 December 2007 said:
“Diageo’s strength is its geographic diversity with leading brands across all categories. We have again delivered broad based growth in a half when we have continued to invest behind our brands and in our routes to market. In the half net sales grew 7%, operating margin increased by 80 basis points and return on invested capital was also up 80 basis points.
‘While performance was broadly based some individual areas of the business were key in driving these first half results. In North America our US spirits business again delivered strong top line growth. In Europe we have captured the opportunities offered by growing consumer demand for premium brands in Eastern Europe and Russia and we improved our sales execution in Great Britain in the key Christmas selling season. In International we have driven top line growth and margin improvement with continued strong performance across the region. Performance in Asia Pacific reflects our continued investments to build our route to market and widen our brand offerings in both India and China. In the first half overall performance in Asia Pacific has been affected by the loss of our import licence in Korea.
‘Looking at our individual brand performances; Johnnie Walker has again delivered double-digit net sales growth as have Smirnoff and Captain Morgan. The performance of Guinness has also improved with net sales up 6% and share gains in Great Britain and Ireland. In addition, a new marketing campaign has reintroduced JεB to consumers in Continental Europe, Mexico and South Africa and the brand grew strongly in the first half.
‘This first half performance demonstrates that our brands are well supported and our routes to market remain strong and therefore, while we continue to watch for any impact that recent financial market volatility may have on broader trading conditions, we are maintaining our guidance for 9% organic operating profit growth for the current fiscal year.”
Results at a glance

		First half	First half	Reported	Organic
		F‘08	F‘07	movement	movement

Volume in millions of equivalent units		78.9	75.7	4%	4%
Net sales	£ million	4,287	4,022	7%	7%
Operating profit	£ million	1,414	1,306	8%	9%
Profit attributable to parent company’s equity shareholders *	£ million	975	895	9%
Basic eps *	pence	37.6	32.8	15%

*	For six months ended 31 December 2007 tax rate 26.0%. For six months ended 31 December 2006 tax rate 28.3%. Includes exceptional items.
•	Marketing spend increased 4%. Excluding Korea, spend on non-ready to drink brands increased 8%

•	12% underlying growth of eps before exceptional items using an effective tax rate of 26% and adjusted for foreign exchange

•	Free cash flow of £436 million

•	Interim dividend per share increased by 5.2% to 13.20 pence

•	£1.0 billion returned to shareholders: £523 million in dividends and £488 million of share buybacks
Unless otherwise stated in this announcement: net sales are sales after deducting excise duties; percentage movements are organic movements; commentary refers to organic movements and share refers to value share. See page 30 for additional information for shareholders and an explanation of non-GAAP measures including the reconciliation of basic eps as reported to underlying basic eps.

Regional summary
North America — Continued strength in premium spirits drives overall growth
•	Volume up 3%
•	Net sales up 6%
•	Marketing spend up 4%
•	Operating profit up 7%
North America again delivered strong performance led by US spirits where net sales were up 8%. The priority brands Smirnoff, Captain Morgan, Johnnie Walker, Crown Royal and Sterling and Chalone wines were the primary growth drivers. These together with price increases and mix benefits across the business from innovation and premiumisation, drove top line growth and margin improvement despite increased spend behind key growth drivers such as the Reserve Brands Group.
Europe — Growth continued in line with the improved performance delivered in the second half of F’07 driven by Great Britain, Russia and Eastern Europe
•	Volume up 3%
•	Net sales up 4%
•	Marketing spend up 7%
•	Operating profit up 2%
Europe’s performance overall reflected the success of the strategy to focus on premium brands and growth markets. In Great Britain recovery against the prior period was the result of increased marketing spend and a simplified Christmas pricing strategy on Smirnoff Red and Baileys. Guinness returned to growth in Great Britain and Ireland following increased marketing investment resulting in share gains in both markets. Johnnie Walker and Baileys were the major contributors to growth in the Russian business where consumers continue to demand premium brands. Sales recovered following the disruption caused in the prior period by the introduction of strip stamps. There was strong growth throughout Eastern Europe as a result of strong performance of Johnnie Walker, JεB and Smirnoff. In Continental Europe deluxe and reserve brands were again the key drivers of growth.
International — Double-digit growth in net sales and operating profit achieved in Latin America, Africa and Global Travel and Middle East
•	Volume up 7%
•	Net sales up 16%
•	Marketing spend up 14%
•	Operating profit up 20%
In International a strong performance from Diageo’s beer brands in Africa and continued growth of scotch in Latin America, South Africa and Global Travel and Middle East were the main drivers of this strong performance. The growth of Smirnoff, Baileys and JεB also made a significant contribution to the growth in the region. Price increases and mix improvements across Diageo’s scotch brands and price increases in beer in Africa drove the significant improvement in overall price/mix and delivered operating margin improvement.
Asia Pacific — Performance in the half impacted by Korea and investments in market infrastructure
•	Volume up 6%
•	Net sales up 1%
•	Marketing spend down 12%
•	Operating profit down 12%
Consumer demand in the region remained strong and Diageo continued to enhance routes to market by introducing brands into markets such as India, exploring opportunities in new markets such as Vietnam and focusing on priority brands in markets such as Australia. Diageo has continued to grow share in the key scotch markets of the region such as China. The overall performance in Asia Pacific has been affected by a number of factors including the loss of the import licence in Korea.

Financial
•	The deficit in respect of post employment plans decreased by £34 million from £419 million at 30 June 2007 to £385 million at 31 December 2007. For the full year ending 30 June 2008, finance income under IAS 19 is expected to be £47 million, broadly in line with the benefit in the year ended 30 June 2007.
•	In the six months ended 31 December 2007, exchange rate movements reduced operating profit by £13 million and reduced the net interest charge by £3 million.
•	Based on current exchange rates, it is estimated that exchange rate movements for the year ending 30 June 2008 will not have a material impact on operating profit or the interest charge excluding the exchange impact of re-translating trading and short term inter-company loans under IAS 21 and excluding the impact of IAS 39.
Brand performance summary

		Reported	Organic
	Volume	net sales	net sales
	movement*	movement	movement
	%	%	%

Global priority brands	5	6	7
Local priority brands	4	6	6
Category brands	3	9	9
Total	4	7	7

Key spirits brands**:
Smirnoff vodka	9	10	11
Johnnie Walker	5	12	10
Captain Morgan	7	6	11
Baileys	5	6	6
JεB	5	10	8
Jose Cuervo	(4)	(7)	(3)
Tanqueray	5	6	11
Crown Royal — North America	5	5	10
Buchanan’s — International	8	33	14
Windsor — Asia Pacific	42	(23)	(20)

Guinness	3	6	6

Ready to drink	(3)	(2)	(1)

*	Reported and organic volume movements are the same for all brands in all regions

**	Spirits brands excluding ready to drink
Smirnoff performed strongly with net sales growth in each region. The principal driver was North America where strong marketing campaigns drove both net sales growth and share gains. In Great Britain, Brazil, India, Australia and South Africa Smirnoff also achieved significant growth supported by focused marketing investment.
Johnnie Walker’s performance was driven by International where net sales were up 16% and by Europe where net sales were up 13%. Volume growth of 7% in Johnnie Walker Black Label and price increases in a number of markets drove mix.
Captain Morgan had a strong first half with double-digit net sales growth in each region, supported by increased marketing investment.
Baileys growth was driven by Great Britain and Russia in Europe and by International. Net sales of Baileys Original Irish Cream were up across all regions as Baileys flavours renewed interest in the core brand.

JεB has been reinvigorated by a new advertising campaign and new packaging. International and Europe were the key growth drivers.
While the growth of the super and ultra premium tequila segments has had a negative impact on Jose Cuervo, innovation such as super premium Jose Cuervo Platino and advertising focus has improved mix.
Tanqueray grew net sales 11% on volume growth of 5%. The principal driver was the growth in North America following the launch of Tanqueray Rangpur and a price increase on the core brand. Net sales growth was delivered in all regions.
Within local priority brands Crown Royal in North America performed strongly with improvement in price/mix. Growth in Buchanan’s was driven by continued strong performance in Latin American markets and by strong growth in North America where net sales grew 31%. In Korea, Windsor maintained number one position in the market. Volume was up as a result of shipment timing due to the third party distributor arrangements in place in the half which also reduced net sales per case.
Guinness grew net sales in its four largest markets, Great Britain, Ireland, Nigeria and the US as marketing investment increased behind successful new campaigns in each market.
Ready to drink net sales were down 1%. Strong growth of Bundaberg and Cola in Australia and Smirnoff ready to drink in Brazil and Africa offset most of the impact of the segment’s decline in North America and Europe.
Management Reports
As communicated at the time of the 2007 preliminary results announcement, this half yearly report forms one of the management reports Diageo is required to publish under the EU Transparency Directive from the financial year beginning 1 July 2007. Diageo will issue the next interim management statement on 8 May 2008. The year end preliminary results announcement will be issued on 28 August 2008. The trading update to be issued at the time of the AGM on 15 October 2008 will form the first interim management statement for the year ended 30 June 2009.
Interim Report
Recent changes to the Listing Rules of the Financial Services Authority have removed the requirement to issue a hard copy interim report to shareholders. However, if you require a copy of this statement please contact the Registrar’s office. This statement will be available on www.diageo.com.

BUSINESS REVIEW
For the six months ended 31 December 2007
OPERATING RESULTS — analysis by brand and business area
North America
Summary:
•	Priority spirit brands continued to drive growth
•	Premiumisation drove mix improvement with acceleration in growth of reserve brands
•	Investment in overhead has constrained growth in operating profit
•	Innovation delivered one third of the growth in net sales
Key measures:

	First half	First half	Reported	Organic
	F’08	F’07	movement	movement
	£ million	£ million	%	%

Volume			3	3
Net sales	1,321	1,313	1	6
Marketing spend	201	206	(2)	4
Operating profit	491	486	1	7
Reported performance:
Net sales were £1,321 million in the six months ended 31 December 2007 up £8 million from £1,313 million in the comparable prior period. Reported operating profit increased by £5 million from £486 million to £491 million in the six months ended 31 December 2007.
Organic performance:
The weighted average exchange rate used to translate US dollar sales and operating profit moved from £1 = $1.91 in the six months ended 31 December 2006 to £1 = $2.03 in the six months ended 31 December 2007. Exchange rate impacts decreased net sales by £65 million. Disposals decreased net sales by £4 million and there was an organic increase in net sales of £77 million. Exchange rate impacts reduced operating profit by £25 million. There was an organic increase in operating profit of £30 million.

Brand performance:

		Reported	Organic
	Volume	net sales	net sales
	movement	movement	movement
	%	%	%

Global priority brands	3	(1)	4
Local priority brands	4	5	10
Category brands	2	1	9
Total	3	1	6

Key spirits brands*:
Smirnoff vodka	8	7	12
Johnnie Walker	5	4	10
Captain Morgan	6	5	11
Baileys	(3)	(6)	(2)
Jose Cuervo	(4)	(8)	(2)
Tanqueray	6	5	12
Crown Royal	5	5	10

Guinness	2	—	5

Ready to drink	(12)	(13)	(9)

*	Spirits brands excluding ready to drink
Diageo North America continued to drive broadly based growth. Price increases were taken on the majority of the priority brands and price/mix improved across spirits. Net sales of spirits were up 8%, beer up 6% and wine up 12%. Weakness in the ready to drink brands in the US, with net sales down 9%, cost the region 1 percentage point of net sales growth overall.
Smirnoff vodka grew volume 8% on the continued strong performance of Smirnoff Red and the growth in Smirnoff flavours, which benefited from the successful marketing campaign highlighting how to make cocktails at home. Net sales increased 12% following price increases in key markets. Smirnoff’s share of the vodka category increased 0.3 percentage points.
Johnnie Walker volume grew 5% with growth achieved across all variants. Stronger performance within Johnnie Walker Black Label and super deluxe combined with price increases, drove 10% net sales growth. Johnnie Walker continued to lead the category finding growth opportunities in a declining category and share was up a further 1.6 percentage points. Johnnie Walker has now gained share for the last four consecutive calendar years.
Captain Morgan volume was up 6% and net sales up 11% as price increases were implemented. Strong marketing campaigns continued to build the brand with consumers. Captain Morgan maintained share of the rum category.
Baileys volume and net sales were down 3% and 2% respectively as Baileys flavours lapped the national launch in the prior period. Baileys Original Irish Cream grew volume and net sales as price increases were taken and strong holiday and multicultural marketing, with singer John Legend, drove growth. Baileys’ share of the cordials and liqueur category increased 0.2 percentage points against an overall category decline.
While Jose Cuervo volume decreased 4%, net sales decreased 2% as price increases were implemented. Category growth was driven by the super premium segment and therefore advertising has been refocused on the super premium Jose Cuervo brands such as Jose Cuervo Black Medallion and Jose Cuervo Tradicional. An innovation, Jose Cuervo Platino, has also been launched in the super premium segment.

Tanqueray volume grew 6% and net sales increased 12% driven by price increases on the core brand and Tanqueray Rangpur, an innovation launched nationally in February 2007, which continued to build distribution and attract consumers. Tanqueray grew share 2.2 percentage points against an overall decline in the gin category.
Crown Royal grew volume 5% and net sales 10% benefiting from both price increases and innovation as the new super premium Crown Royal Cask 16 improved mix within the brand. Crown Royal grew share 0.4 percentage points in the North American whiskey category.
Guinness held share in the import beer segment with volume up 2% and net sales up 5% with mix improvement and price increases.
Local priority brand volume was up 4%. Seagram’s 7 Crown and Seagram’s VO were broadly flat and growth was driven by the higher margin brands. As a result net sales were up 10% with Buchanan’s up 31% and US wine up 11% driven by double-digit growth of Chalone brands and Sterling Vineyards. Diageo Chateau and Estate grew share of the premium wine segment 0.7 percentage points.
Category brands grew net sales 9% on volume growth of 2%. Favourable mix was driven by the growth of Don Julio, the Classic Malts and French agency and other import wines. Don Julio is the clear number two in the premium tequila segment growing share 0.5 percentage points. The Classic Malts’ performance was driven by double-digit growth on Dalwhinnie, Oban and Talisker.
Ready to drink declined in a declining segment, with volume down 12% and net sales down 9%. Ready to drink consists of progressive adult beverages and spirit based cocktails. The overall decline was driven by progressive adult beverages which includes Smirnoff Ice. Diageo lost 0.3 percentage points in share but remained the clear segment leader. Spirits based cocktails showed good momentum with the introduction of Smirnoff cocktails, a new innovation and continued growth in consumer off take of Jose Cuervo Golden Margaritas.
Overall marketing increased 4% with spending increases directed toward the reserve brands and new product launches such as Crown Royal Cask 16 and Smirnoff cocktails.
Europe
Summary:
•	Performance improvement continued in the first half
•	Guinness returned to growth supported by increased marketing spend
•	Growth of key spirits brands driven by Great Britain, Russia and Eastern Europe
•	Premiumisation continued across the region, led by Johnnie Walker Black Label and Smirnoff Black
Key measures:

	First half	First half	Reported	Organic
	F’08	F’07	movement	movement
	£ million	£ million	%	%

Volume			3	3
Net sales	1,433	1,357	6	4
Marketing spend	228	208	10	7
Operating profit	509	484	5	2
Reported performance:
Net sales were £1,433 million in the six months ended 31 December 2007, up £76 million from £1,357 million in the comparable prior period. Reported operating profit increased by £25 million from £484 million to £509 million in the six months ended 31 December 2007.

Organic performance:
The weighted average exchange rate used to translate euro sales and profit moved from £1 = €1.48 in the six months ended 31 December 2006 to £1 = €1.43 in the six months ended 31 December 2007. Exchange rate impacts increased net sales by £28 million. Transfers between markets decreased net sales by £1 million and there was an organic increase in net sales of £49 million. Exchange rate impacts increased operating profit by £11 million. Transfers between markets increased operating profit by £3 million and there was an organic increase in operating profit of £11 million.
Brand performance:

		Reported	Organic
	Volume	net sales	net sales
	movement	movement	movement
	%	%	%

Global priority brands	4	7	5
Local priority brands	(1)	—	(2)
Category brands	3	7	5
Total	3	6	4

Key spirits brands*:
Smirnoff vodka	6	6	4
Johnnie Walker	6	16	13
Baileys	7	10	7
JεB	—	8	4

Guinness	3	6	4

Ready to drink	(11)	(14)	(15)

*	Spirits brands excluding ready to drink
Volume grew 3% and positive price/mix contributed to net sales growth of 4%. Strong performance in Great Britain, Russia and Eastern Europe offset weaker performance in Iberia and Greece. Global priority brands benefited from increased marketing spend of 11% with Guinness, Smirnoff and Baileys the key beneficiaries.
Smirnoff vodka volume increased 6% while net sales increased 4%. The brand performed strongly in Great Britain benefiting from two new marketing campaigns and a simplified Christmas pricing strategy. New marketing campaigns in Ireland also drove increases in both net sales and share.
Johnnie Walker volume was up 6% and net sales increased 13% as a result of strong growth in Russia, Eastern Europe, Benelux and Spain. In Spain net sales of Johnnie Walker Red Label grew 11% and the brand increased share 1.7 percentage points. The growth of Johnnie Walker Black Label in Russia and Eastern Europe combined with price increases drove positive mix.
Baileys volume and net sales increased 7%. In the key Great Britain market Baileys net sales increased 11%. The return to growth of Baileys Original Irish Cream was a result of the simplified Christmas pricing strategy. Russia again delivered strong growth and the launch of Baileys flavours was extended to Hungary and the Czech Republic. Marketing spend grew 11% and the brand launched its first regional campaign across Europe with a successful digital promotion.
Strong performance of JεB in France and Eastern Europe drove net sales growth of 4%. In Spain, while volume was down 5% as a result of the continued decline of the standard scotch segment, price increases drove 3% net sales growth.
Captain Morgan net sales grew 12% across the region. This growth was supported with marketing investment up over 60%.

Guinness returned to growth with volume up 3% and net sales up 4%. Increased marketing spend, up 20% for the first half, was a major contributor to this turnaround. In both Great Britain and Ireland, the success of new advertising campaigns were key factors in the improvement. In a declining beer category Guinness grew 8 percentage points ahead of the category to gain 0.5 percentage points of share, consolidating its position as the number three on trade beer brand in Great Britain. In Ireland Guinness grew net sales 3% and gained 1.3 percentage points of share in the on trade supported by a slow down in the consumer switch to the off trade.
Total ready to drink volume declined 11% and net sales declined 15%, primarily driven by Smirnoff Ice in Great Britain and France.
Within local priority brands, Bell’s and Gordon’s in Great Britain benefited from the simplified Christmas pricing strategy, increased off trade visibility for Bell’s over the seasonal period and a stronger print campaign for Gordon’s. This performance was offset by Cacique in Spain, local beer brands in Ireland and Gordon’s in Continental Europe.
Category brand volume increased 3% and net sales increased 5% as strong performance in scotch offset the decline in Pimm’s which was impacted by the poor summer weather.
International
Summary:
•	Double-digit net sales growth achieved in Latin America, Africa and Global Travel and Middle East

•	Beer brands continue to grow strongly in Africa with spirits brands now delivering a third of the growth

•	Strong net sales growth of scotch brands across Latin America and in South Africa and Global Travel and Middle East

•	Focus on categories outside of scotch and beer drove broader based growth
Key measures:

	First half	First half	Reported	Organic
	F’08	F’07	movement	movement
	£ million	£ million	%	%

Volume			7	7
Net sales	1,050	884	19	16
Marketing spend	125	112	12	14
Operating profit	347	298	16	20
Reported performance:
Net sales were £1,050 million in the six months ended 31 December 2007, up £166 million from £884 million in the comparable prior period. Reported operating profit increased by £49 million from £298 million to £347 million in the six months ended 31 December 2007.
Organic performance:
Exchange rate impacts increased net sales by £23 million. Transfers between regions increased net sales by £1 million and there was an organic increase in net sales of £142 million. Exchange rate impacts reduced operating profit by £4 million and transfers of costs between regions reduced operating profit by £6 million. There was an organic increase in operating profit of £59 million.

Brand performance:

		Reported	Organic
	Volume	net sales	net sales
	movement	movement	movement
	%	%	%
Global priority brands	9	17	16
Local priority brands	7	25	18
Category brands	5	17	13
Total	7	19	16

Key spirits brands*:
Smirnoff vodka	10	23	21
Johnnie Walker	10	21	16
Baileys	8	15	15
Buchanan’s	8	33	14

Guinness	5	11	14

Ready to drink	5	12	14

*	Spirits brands excluding ready to drink
Growth was led by the global priority brands with net sales up 16%, driven by Johnnie Walker, Guinness and Smirnoff. Price/mix improvement was achieved across global priority, local priority and category brands.
Smirnoff vodka delivered volume and net sales growth throughout the region, up 10% and 21% respectively. The key markets were Brazil and South Africa where the vodka category displayed strong growth. In both these markets Smirnoff is the category leader and strong marketing campaigns helped to drive further share gains.
Johnnie Walker volume was up 10% as a result of strong growth across the region. This was fuelled by growth in Latin America, especially in Mexico, South Africa and the Middle East. Net sales were up 16% driven by price increases implemented in Latin America and Global Travel and Middle East.
Baileys volume was up 8% and net sales were up 15% as premium priced gift packs and consumer promotions in Global Travel and the launch of Baileys flavours in Mexico drove overall growth.
Buchanan’s is the clear leader in the deluxe scotch segment in Venezuela and Mexico and strong consumer demand in these two markets drove overall volume growth, up 8%. Net sales grew 14% as price increases were implemented.
Guinness delivered 5% volume growth driven by the successful “Guinness Greatness” campaign, economic expansion in East Africa and a positive performance in Cameroon. Price increases and a benefit from changes in excise tax in some markets have resulted in strong price/mix with net sales up 14%.
JεB also delivered strong growth in the region with volume up 18% fuelled by strong consumer demand in Mexico, South Africa and Global Travel. Price increases implemented in South Africa and Global Travel led to net sales up 24%.
Local priority brands grew volume 7% and net sales 18%. Buchanan’s, Tusker and Pilsner all delivered double-digit net sales growth as price increases were implemented following successful advertising campaigns. Malta Guinness also grew net sales by double-digits driven by Nigeria and Ghana.
Category brands grew volume 5% driven by the growth of beer brands in Africa. Price/mix was achieved as a result of significant price increases on lower priced scotch brands in Latin America and as a result net sales were up 13%.

Ready to drink volume increased 5%. This was the result of growth in Smirnoff ready to drink brands, particularly the launch of new flavours of Smirnoff Caipiroska in Brazil, continued growth of Smirnoff Ice in Nigeria and Smirnoff ready to drink in South Africa. Net sales grew 14% mainly as a result of price increases in Venezuela and South Africa.
Most African markets delivered double-digit net sales growth, however East Africa and South Africa drove overall performance, with net sales up 26% and 25% respectively.
In East Africa this was the result of successful marketing campaigns on Guinness and Tusker and expanded distribution of Senator beer. In South Africa Diageo’s scotch brands drove the growth as they continued to outperform a growing and competitive category in both volume and net sales terms with price increases implemented across most brands.
Net sales grew 11% and 25% respectively in Nigeria and Ghana, with strong performances from Guinness and Malta Guinness. This was driven by price increases which were implemented on these key brands.
Strong consumer demand for scotch has driven performance in both Venezuela and Mexico. In Venezuela net sales grew 10% and in Mexico increased investment behind the sales force and expansion of the customer base led to share gains and net sales up 31%.
In the Paraguay, Uruguay and Brazil hub net sales were up 7% with Smirnoff vodka and ready to drink the key drivers. The new marketing campaign on Smirnoff vodka combined with expansion into other regions resulted in volume growth ahead of the category despite taking two price rises in the last year. Smirnoff ready to drink also benefited from the campaign.
Performance in Global Travel and Middle East where volume was up 7% and net sales up 14% was driven by Johnnie Walker, particularly Johnnie Walker Black Label and super deluxe which benefited from increased visibility behind the “Winners stay in control” campaign in Global Travel. Price increases drove the price/mix improvement.
Asia Pacific
Summary:
•	Continued growth in consumer demand

•	Improved performance in Australia led by continued strength of the ready to drink segment

•	Continued share gains in deluxe scotch in China

•	Loss of import licence in Korea reduced operating profit in the half

•	Launch of new brands in India strengthened the route to market
Key measures:

	First half	First half	Reported	Organic
	F’08	F’07	movement	movement
	£ million	£ million	%	%

Volume			6	6
Net sales	438	430	2	1
Marketing spend	89	100	(11)	(12)
Operating profit	99	115	(14)	(12)
Reported performance:
Net sales were £438 million in the six months ended 31 December 2007, up £8 million from £430 million in the comparable prior period. Reported operating profit decreased by £16 million from £115 million to £99 million in the six months ended 31 December 2007.

Organic performance:
Exchange rate impacts increased net sales by £2 million. There was an organic increase in net sales of £6 million. Transfers between regions decreased operating profit by £3 million and there was an organic decrease in operating profit of £13 million.
Brand performance:

		Reported	Organic
	Volume	net sales	net sales
	movement	movement	movement
	%	%	%

Global priority brands	4	4	4
Local priority brands	16	(8)	(7)
Category brands	3	10	7
Total	6	2	1

Key spirits brands*:
Smirnoff vodka	23	37	31
Johnnie Walker	(5)	(2)	(1)
Windsor	42	(23)	(20)

Guinness	(10)	(5)	(3)

Ready to drink	12	20	14

*	Spirits brands excluding ready to drink
Smirnoff vodka continued to deliver strong growth with volume up 23% driven by India and Australia. A focus on Smirnoff flavours in these markets, the growth of Smirnoff Black in Australia and a price increase in India resulted in price/mix improvement with net sales up 31%.
The performance of Johnnie Walker was impacted by closures in the Indian duty free channel and lower shipments into China, although Johnnie Walker gained share in the growing deluxe scotch segment in China. Price/mix of 4 percentage points was driven by price increases in a number of markets.
Guinness volume declined 10% and net sales declined 3%. This was the result of a change in tax in Japan which disrupted shipments to our distributor and a planned reduction of stock levels in Indonesia.
Australia remains the key market for Diageo’s ready to drink brands in Asia Pacific and strong growth of Bundaberg and Cola, Smirnoff Ice Double Black and Johnnie Walker ready to drink, has resulted in 14% net sales growth for ready to drink in the region.
Local priority brand performance was driven by Windsor in Korea. Volume was up as a result of shipment timings, whilst net sales were impacted by third party distributor costs. Bundaberg delivered growth in both volume and net sales up 2% and 15% respectively. Growth in ready to drink positively impacted mix.
Category brands were driven by the growth of locally bottled scotch brands in India.
The loss of Diageo’s import licence in Korea in July 2007 has had a significant impact on the overall growth rate for the Asia Pacific region in the first half. Following the loss of the import licence the route to market was through a third party distributor and therefore sales were recognised at the time stock was transferred to the distributor while net sales per case reduced to reflect the transfer of costs, including marketing spend, to the distributor. The net impact therefore was to increase volume and reduce net sales per case, marketing spend and operating profit. Diageo however maintained leadership of the whisky category. An application for a new import licence was submitted on 26 December 2007.

In Australia there has been increased focus on the priority brands to drive profitability. This resulted in 9% growth in net sales on broadly flat volume. The fast growing ready to drink brands were a key driver of this growth as new media campaigns and up weighted investment on major sporting events such as the rugby world cup, drove growth in Bundaberg, Johnnie Walker and Smirnoff ready to drink. In spirits Johnnie Walker and Smirnoff both delivered double-digit net sales growth.
In Thailand the focus has been on improving profitability following two years of volume out performance. Low value products were discontinued and prices increased on a number of brands despite price reductions on competitor brands. Therefore volume declined 17% and net sales declined 5%. Diageo remains the leader in premium and deluxe whisky but lost volume share in the deluxe segment.
In China the scotch category is estimated to have grown by a further 20% and Diageo has again gained share. The appreciation of the RMB created a market for US dollar priced Johnnie Walker into China and therefore while consumer off take is estimated to have increased by 30%, shipments were down 8%. Diageo China became fully operational in the half and as a result, brand awareness for the brands it distributes such as Baileys and JεB increased and Smirnoff volume share was up 2 percentage points in a category growing 15%. Therefore despite a 10% fall in net sales of Johnnie Walker, overall net sales were up 2%.
In India volume grew 28% as Diageo’s Bottled in India (BII) business grew as a result of improved distribution and further growth of the innovation brands, Haig and Shark Tooth. This increase was however offset by the closure of a number of high volume duty free airport retail stores and sales of Johnnie Walker halved resulting in overall net sales growth of 7%.
Corporate revenue and costs
Net sales were £45 million in the six months ended 31 December 2007, up £7 million from £38 million in the prior period. Net reported operating costs were £32 million in the six months ended 31 December 2007 and were £77 million in the six months ended 31 December 2006. A number of costs are recharged by corporate to the four regions at fixed exchange rates and the difference between these fixed rates and actual rates is included in corporate. Centrally incurred overheads and other expenses were down slightly in the period.

FINANCIAL REVIEW
Summary consolidated income statement

	Six months ended	Six months ended
	31 December 2007	31 December 2006
	£ million	£ million

Sales	5,667	5,358
Excise duties	(1,380)	(1,336)

Net sales	4,287	4,022
Operating costs	(2,873)	(2,716)

Operating profit	1,414	1,306
Sale of businesses	5	—
Net finance charges	(156)	(98)
Share of associates’ profit after tax	105	91

Profit before taxation	1,368	1,299
Taxation	(354)	(367)

Profit for the period	1,014	932

Attributable to:
Equity shareholders of the parent company	975	895
Minority interests	39	37

	1,014	932

Sales and net sales
On a reported basis, sales increased by £309 million from £5,358 million in the six months ended 31 December 2006 to £5,667 million in the six months ended 31 December 2007. On a reported basis net sales increased by £265 million from £4,022 million in the six months ended 31 December 2006 to £4,287 million in the six months ended 31 December 2007. Exchange rate movements decreased reported sales and net sales by £12 million. Disposals resulted in a net decrease in reported sales and net sales of £4 million for the period.
Operating costs
On a reported basis, operating costs increased by £157 million in the six months ended 31 December 2007 due to an increase in cost of sales of £143 million, from £1,534 million to £1,677 million and an increase in marketing costs of £17 million, from £626 million to £643 million, offset by a decrease in other operating expenses of £3 million, from £556 million to £553 million. The impact of exchange rate movements increased total operating costs by £1 million.
Post employment plans
Post employment costs for the six months ended 31 December 2007 of £25 million (2006 — £28 million) comprised amounts charged to operating profit of £48 million (2006 — £52 million) and finance income of £23 million (2006 — £24 million).
At 31 December 2007, Diageo’s deficit before taxation for all post employment plans was £385 million (30 June 2007 — £419 million). The decrease in the deficit is primarily a result of higher returns on assets for the UK pension plans offset by an increase in the inflation assumption.

Operating profit
Reported operating profit for the six months ended 31 December 2007 increased by £108 million to £1,414 million from £1,306 million in the comparable prior period. Exchange rate movements reduced operating profit for the six months ended 31 December 2007 by £13 million.
Net finance charges
Net finance charges increased by £58 million from £98 million in the six months ended 31 December 2006 to £156 million in the six months ended 31 December 2007.
The net interest charge increased by £37 million from £120 million in the prior year to £157 million in the six months ended 31 December 2007. This increase principally resulted from the increase in net borrowings in the period and maturing US dollar fixed debt being refinanced at higher market rates and the increase in average floating rates on euro and sterling denominated debt. Exchange rate movements reduced the net interest charge by £3 million.
Other net finance income of £1 million (2006 — £22 million) included income of £23 million (2006 - £24 million) in respect of the group’s post employment plans. Other finance charges in the six months to 31 December 2007 include £2 million (2006 — £4 million income) in respect of exchange rate translation differences on inter-company funding arrangements that do not meet the accounting criteria for recognition in equity, £5 million (2006 — nil) in respect of exchange movements on net borrowings not in a hedge relationship and therefore recognised in the income statement, £8 million (2006 — £6 million) unwinding of discounts on liabilities and £7 million (2006 — nil) on the conversion of cash transferred out of Diageo subsidiaries in countries where exchange controls are in place.
Associates
The group’s share of profits of associates after interest and tax was £105 million for the six months ended 31 December 2007 compared to £91 million in the comparable period last year. Diageo’s 34% equity interest in Moët Hennessy contributed £96 million to share of profits of associates after interest and tax (2006 — £84 million).
Profit before taxation
Profit before tax increased by £69 million from £1,299 million to £1,368 million in the six months ended 31 December 2007, primarily as a result of increased operating profit, offset by higher net finance charges in the period.
Taxation
The tax charge is based upon the estimate of the tax rate expected for the full financial year.
The reported tax rate for the six months ended 31 December 2007 is 26% compared with 28.3% for the six months ended 31 December 2006. Factors that led to a higher reported tax rate for the six months ended 31 December 2006 were a provision for the settlement of tax liabilities relating to the Guinness/GrandMet merger and a reduction in the carrying value of deferred tax assets.

Exchange rates
The estimated effect of exchange rate movements on the results for the six months ended 31 December 2007 as compared with the results for the six months ended 31 December 2006 is as follows:

Gains/(losses)
£ million
Operating profit
Translation impact	(20)
Transaction impact	7
Associates
Translation impact	3
Transaction impact	—
Interest and other finance charges
Translation impact — interest	3
Net exchange movements on short term inter-company loans	(6)
Net exchange movements on undesignated net debt	(5)

Total exchange effect on profit before taxation	(18)

	Six months ended	Six months ended
	31 December 2007	31 December 2006
Exchange rates
Translation US$/£ rate	2.03	1.91
Translation €/£ rate	1.43	1.48
Transaction US$/£ rate	1.88	1.87
Transaction €/£ rate	1.41	1.44
The weakening of the US dollar had adverse translation and transaction effects on operating profit and a favourable impact on US dollar denominated interest charges.
Outlook for the impact of exchange rate movements:
Based on current exchange rates, it is estimated that exchange rate movements for the year ending 30 June 2008 will not have a material impact on operating profit or the interest charge excluding the exchange impact of re-translating trading and short term inter-company loans under IAS 21 and excluding the impact of IAS 39.
Dividend
An interim dividend of 13.20 pence per share will be paid to holders of ordinary shares and ADR’s on the register on 7 March 2008. This represents an increase of 5.2% on last year’s interim dividend. The interim dividend will be paid to shareholders on 7 April 2008. Payment to US ADR holders will be made on 11 April 2008. A dividend reinvestment plan is available in respect of the interim dividend and the plan notice date is 17 March 2008.

Cash flow

	Six months ended	Six months ended
	31 December 2007	31 December 2006
	£ million	£ million

Cash generated from operations	830	914
Interest paid (net)	(140)	(104)
Dividends paid to minority interests	(37)	(22)
Taxation	(118)	(72)
Net sale of businesses and other investments	6	1
Net capital expenditure	(105)	(45)

Free cash flow	436	672

Cash generated from operations decreased from £914 million to £830 million in the six months ended 31 December 2007 principally as a result of cash outflows in relation to working capital which were £192 million greater than in the prior period. This increase was principally due to increased inventory levels, including higher maturing spirit stocks and higher receivables including the impact of some later phasing of sales in the period. Net capital expenditure on property, plant and equipment increased £60 million to £105 million in the period, the biggest drivers being the capital investment in the new distillery in Scotland in the period and disposal proceeds of £30 million relating to Park Royal received in the six months ended 31 December 2006. The decrease in cash generated from operations, increased interest payments and increased capital expenditure resulted in a reduction in free cash flow of £236 million to £436 million from £672 million in the prior period.
In the six months ended 31 December 2007, Diageo purchased 46.4 million shares as part of the share buyback programme (2006 — 72.8 million shares) at a cost including fees of £492 million (2006 — £704 million). Net payments to acquire shares for employee share schemes totalled £85 million (2006 — £48 million). Equity dividends of £523 million were paid during the period (2006 — £524 million). In the six months ended 31 December 2007, Diageo made no investments in business acquisitions (2006 — £20 million).
Diageo continues to target a range of ratios which are currently broadly consistent with an A band credit rating.
Balance sheet
At 31 December 2007, total equity was £4,051 million compared with £4,170 million at 30 June 2007. This decrease was mainly due to the dividend paid out of shareholders’ equity of £523 million and the shares repurchased for cancellation of £492 million, partly offset by the profit for the period of £1,014 million.
Net borrowings were £5,724 million at 31 December 2007, an increase of £879 million from net borrowings at 30 June 2007 of £4,845 million. The principal components of this increase were the payments of £492 million as part of the share buyback programme, £85 million net repurchase of own shares for share schemes, adverse exchange rate movements of £227 million and a £523 million equity dividend paid offset by free cash inflow of £436 million.
Economic profit
Economic profit increased by £62 million from £515 million in the six months ended 31 December 2006 to £577 million in the six months ended 31 December 2007. See page 38 for the calculation and definition of economic profit.

DIAGEO CONDENSED CONSOLIDATED INCOME STATEMENT

		Six months ended	Six months ended
		31 December 2007	31 December 2006
	Notes	£ million	£ million

Sales	2	5,667	5,358
Excise duties		(1,380)	(1,336)

Net sales		4,287	4,022
Cost of sales		(1,677)	(1,534)

Gross profit		2,610	2,488
Marketing expenses		(643)	(626)
Other operating expenses		(553)	(556)

Operating profit	2	1,414	1,306
Sale of businesses	3	5	—
Net interest payable	4	(157)	(120)
Net other finance income	4	1	22
Share of associates’ profits after tax		105	91

Profit before taxation		1,368	1,299
Taxation	5	(354)	(367)

Profit for the period		1,014	932

Attributable to:
Equity shareholders of the parent company		975	895
Minority interests		39	37

		1,014	932

Pence per share
Basic earnings		37.6p	32.8p
Diluted earnings		37.4p	32.6p
Average shares		2,590m	2,725m

DIAGEO CONDENSED CONSOLIDATED STATEMENT OF
RECOGNISED INCOME AND EXPENSE

	Six months	Six months
	ended	ended
	31 December	31 December
	2007	2006
	£ million	£ million

Exchange differences on translation of foreign operations excluding borrowings	239	(254)
Exchange differences on borrowings and derivative net investment hedges	(212)	171
Effective portion of changes in fair value of cash flow hedges
— (Losses)/gains taken to equity	(16)	15
— Transferred to income statement	(46)	25
Actuarial gains on post employment plans	23	13
Tax on items taken directly to equity	2	(17)

Net expense recognised directly in equity	(10)	(47)
Profit for the period	1,014	932

Total recognised income and expense for the period	1,004	885

Attributable to:
— equity shareholders of the parent company	958	856
— minority interests	46	29

Total recognised income and expense for the period	1,004	885

DIAGEO CONDENSED CONSOLIDATED BALANCE SHEET

		31 December 2007		30 June 2007		31 December 2006
	Notes	£ million	£ million	£ million	£ million	£ million	£ million

Non-current assets
Intangible assets		4,440		4,383		4,399
Property, plant and equipment		2,008		1,932		1,889
Biological assets		2		12		3
Investments in associates		1,682		1,436		1,405
Other investments		124		128		72
Other receivables		19		17		14
Other financial assets		82		52		51
Deferred tax assets		694		771		837
Post employment benefit assets		20		38		17

			9,071		8,769		8,687
Current assets
Inventories	6	2,695		2,465		2,474
Trade and other receivables		2,541		1,759		2,183
Other financial assets		69		78		87
Cash and cash equivalents	7	811		885		975

			6,116		5,187		5,719

Total assets			15,187		13,956		14,406

Current liabilities
Borrowings and bank overdrafts	7	(1,372)		(1,535)		(1,279)
Other financial liabilities		(99)		(43)		(24)
Trade and other payables		(2,180)		(1,888)		(2,021)
Corporate tax payable		(799)		(673)		(788)
Provisions		(64)		(60)		(66)

			(4,514)		(4,199)		(4,178)
Non-current liabilities
Borrowings	7	(5,154)		(4,132)		(4,222)
Other financial liabilities		(96)		(104)		(82)
Other payables		(31)		(38)		(11)
Provisions		(278)		(274)		(287)
Deferred tax liabilities		(658)		(582)		(560)
Post employment benefit liabilities		(405)		(457)		(776)

			(6,622)		(5,587)		(5,938)

Total liabilities			(11,136)		(9,786)		(10,116)

Net assets			4,051		4,170		4,290

Equity
Called up share capital		832		848		868
Share premium		1,342		1,341		1,340
Other reserves		3,175		3,186		3,135
Retained deficit		(1,505)		(1,403)		(1,242)

Equity attributable to equity shareholders of the parent company			3,844		3,972		4,101
Minority interests			207		198		189

Total equity	9		4,051		4,170		4,290

DIAGEO CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Six months ended		Six months ended
	31 December 2007		31 December 2006
	£ million	£ million	£ million	£ million

Cash flows from operating activities
Profit for the period	1,014		932
Taxation	354		367
Share of associates’ profits after taxation	(105)		(91)
Net interest and other net finance income	156		98
Gains on sale of businesses	(5)		—
Depreciation and amortisation	109		104
Movements in working capital	(707)		(515)
Dividend income	7		7
Other	7		12

Cash generated from operations		830		914
Interest received		53		21
Interest paid		(193)		(125)
Dividends paid to minority interests		(37)		(22)
Taxation paid		(118)		(72)

Net cash from operating activities		535		716

Cash flows from investing activities
Disposal of property, plant and equipment	19		39
Purchase of property, plant and equipment	(124)		(84)
Net disposal of other investments	6		1
Disposal of businesses	4		—
Purchase of businesses	—		(20)

Net cash outflow from investing activities		(95)		(64)

Cash flows from financing activities
Net purchase of own shares for share schemes	(85)		(48)
Own shares repurchased	(492)		(704)
Net increase in loans	580		900
Equity dividends paid	(523)		(524)

Net cash used in financing activities		(520)		(376)

Net (decrease)/increase in net cash and cash equivalents		(80)		276
Exchange differences		12		(28)
Net cash and cash equivalents at beginning of the period		839		651

Net cash and cash equivalents at end of the period		771		899

Net cash and cash equivalents consist of:
Cash and cash equivalents		811		975
Bank overdrafts		(40)		(76)

		771		899

NOTES
1. Basis of preparation
These condensed consolidated financial statements are prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as endorsed and adopted for use in the European Union and the Disclosure and Transparency Rules (DTR) of the Financial Services Authority. These condensed consolidated financial statements are also prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB). This interim condensed consolidated financial information is unaudited and has been prepared on the basis of accounting policies consistent with those applied in the consolidated financial statements for the year ended 30 June 2007.
The following interpretations, issued by the International Financial Reporting Interpretations Committee (IFRIC), are effective for the first time in the current financial year and have been adopted by the group with no significant impact on its consolidated results or financial position:
IFRIC 10 — Interim financial reporting and impairment (effective for annual periods beginning on or after 1 November 2006).
IFRIC 11 — Group and treasury share transactions (effective for annual periods beginning on or after 1 March 2007)
The following standards and interpretations, issued by the IASB or IFRIC, have not yet been adopted by the group:
Amendment to IAS 1 — Presentation of financial statements: capital disclosures (effective for annual periods beginning on or after 1 January 2007). The amendment to IAS 1 requires additional disclosures in the Annual Report on the objectives, policies and processes for managing capital. Appropriate additional disclosures will be included in the 2008 Annual Report.
Amendment to IAS 23 — Borrowing costs (effective for annual periods beginning on or after 1 January 2009). The amendment to IAS 23 generally eliminates the option to expense borrowing costs attributable to the acquisition, construction or production of a qualifying asset as incurred and instead requires the capitalisation of such borrowing costs as part of the cost of specific assets. The group is currently assessing the impact of the amendment on the results and net assets of the group.
IFRS 8 — Operating segments (effective for annual periods beginning on or after 1 January 2009). IFRS 8 contains requirements for the disclosure of information about an entity’s operating segments and also about the entity’s products and services, the geographical areas in which it operates, and its major customers. The standard is concerned only with disclosure and replaces IAS 14 — Segment reporting. The group is currently assessing the impact this standard would have on the presentation of its consolidated results.
IFRIC 12 — Service concession arrangements (effective for annual periods beginning on or after 1 January 2008)
IFRIC 13 — Customer loyalty programmes (effective for annual periods beginning on or after 1 July 2008)
IFRIC 14 — IAS 19 — The limit on a defined benefit asset, minimum funding requirements and their interaction (effective for annual periods beginning on or after 1 January 2008)
The group does not currently believe the adoption of the interpretations would have a material impact on the consolidated results or financial position of the group. The amendment to IAS 23, IFRIC 12, IFRIC 13 and IFRIC 14 have not yet been endorsed or adopted for use in the European Union.
The comparative figures for the financial year ended 30 June 2007 are not the company’s statutory accounts for that financial year. Those accounts have been reported on by the company’s auditors and delivered to the registrar of companies. The report of the auditor was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

2. Business and geographical analyses
Business analysis is presented under the categories of Diageo North America, Diageo Europe, Diageo International, Diageo Asia Pacific and Corporate, reflecting the group’s management and internal reporting structure. The Diageo Asia Pacific business was established in January 2007. The results for the period ended 31 December 2006 have been revised for the new reporting structure.
Business analysis:

	Six months ended		Six months ended
	31 December 2007		31 December 2006
		Operating		Operating
	Sales	profit/(loss)	Sales	profit/(loss)
	£ million	£ million	£ million	£ million

North America	1,546	491	1,543	486
Europe	2,217	509	2,122	484
International	1,277	347	1,070	298
Asia Pacific	582	99	585	115

	5,622	1,446	5,320	1,383
Corporate	45	(32)	38	(77)

	5,667	1,414	5,358	1,306

Corporate sales and costs are in respect of central costs including finance, human resources and legal as well as certain information systems, service centres, facilities and employee costs that are not directly allocated to the geographical operating units. They also include the revenues and costs related to rents receivable in respect of properties not used by Diageo in the manufacture, sale or distribution of premium drinks, exchange movements on short term inter-company trading balances and the results of Gleneagles Hotel.
Geographical analysis of sales and operating profit by destination:

	Six months ended		Six months ended
	31 December 2007		31 December 2006
	Operating profit			Operating
	Sales		Sales	profit
	£ million	£ million	£ million	£ million

North America	1,566	502	1,564	498
Europe	2,291	484	2,197	417
Asia Pacific	601	107	609	129
Latin America	568	160	459	141
Rest of World	641	161	529	121

	5,667	1,414	5,358	1,306

Sales and operating profit by geographical destination have been stated according to the location of the third party customers.
Certain businesses reported for internal management purposes within Diageo International have been reported within the appropriate market in the geographical analysis above. Corporate sales and operating loss are principally incurred in Europe.

	31 December	30 June	31 December
	2007	2007	2006
Analysis of total assets:	£ million	£ million	£ million

North America	894	842	898
Europe	1,576	1,063	1,300
International	1,028	808	828
Asia Pacific	479	406	416
Moët Hennessy	1,584	1,348	1,364
Corporate and other	9,626	9,489	9,600

	15,187	13,956	14,406

Corporate and other total assets consist primarily of brands that are capitalised in the balance sheet, property, plant and equipment, maturing whisky inventories and other assets that are not directly allocated to the group’s operating segments.
Weighted average exchange rates used in the translation of profit and loss accounts were US dollar - £1 = $2.03 (2006 — £1 = $1.91) and euro — £1 = €1.43 (2006 — £1 = €1.48). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar — £1 = $1.99 (30 June 2007 — £1 = $2.01; 31 December 2006 — £1 = $1.96) and euro — £1 = €1.36 (30 June 2007 — £1 = €1.48; 31 December 2006 — £1 = €1.48). The group uses exchange rate transaction hedges to mitigate the effect of exchange rate movements.
The festive holiday season provides the peak period for sales. Approximately 30% of annual sales volume arises in the last three months of each calendar year.
3. Exceptional items
Exceptional items are those that in management’s judgement need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information.
In the six months ended 31 December 2007, there was an exceptional gain of £5 million on the sale of shares in Top Table. This gain is identified as a pre-tax exceptional item. There were no exceptional items in the six months ended 31 December 2006.
4. Net interest and other finance charges

	Six months ended	Six months ended
	31 December 2007	31 December 2006
	£ million	£ million

Interest payable	(196)	(145)
Interest receivable	43	26
Market value movements on interest rate instruments	(4)	(1)

Net interest payable	(157)	(120)

Net finance income in respect of post employment plans	23	24
Unwinding of discounts	(8)	(6)
Other finance charges	(7)	—

	8	18
Net exchange movements on certain financial instruments	(7)	4

Net other finance income	1	22

5. Taxation
The £354 million (2006 — £367 million) taxation charge for the six months ended 31 December 2007 comprises a UK tax charge of £23 million (2006 — £55 million) and a foreign tax charge of £331 million (2006 — £312 million).

6. Inventories

	31 December	30 June	31 December
	2007	2007	2006
	£ million	£ million	£ million

Raw materials and consumables	280	239	249
Work in progress	18	14	16
Maturing inventories	1,870	1,745	1,741
Finished goods and goods for resale	527	467	468

	2,695	2,465	2,474

7. Net borrowings

	31 December	30 June	31 December
	2007	2007	2006
	£ million	£ million	£ million

Debt due within one year and overdrafts	(1,372)	(1,535)	(1,279)
Debt due after one year	(5,154)	(4,132)	(4,222)
Fair value of interest rate hedging instruments	29	(20)	(16)
Fair value of foreign currency swaps and forwards	(27)	(29)	(24)
Obligations under finance leases	(11)	(14)	(13)

	(6,535)	(5,730)	(5,554)
Less: Cash and cash equivalents	811	885	975
Other liquid resources	—	—	25

	(5,724)	(4,845)	(4,554)

In the period ended 31 December 2007, the group issued a US $750 million global bond repayable in January 2013 with a coupon of 5.2% and a US $1,250 million global bond repayable in October 2017 with a coupon of 5.75%. A US $1,000 million global bond and two US $5 million medium term notes matured and were repaid in the period.
8. Reconciliation of movement in net borrowings

	Six months ended	Six months ended
	31 December 2007	31 December 2006
	£ million	£ million

Net borrowings at beginning of the year	(4,845)	(4,082)
(Decrease)/increase in net cash and cash equivalents before exchange	(80)	276
Cash flow from change in loans	(580)	(900)

Change in net borrowings from cash flows	(660)	(624)
Exchange differences	(227)	159
Other non-cash items	8	(7)

Net borrowings at end of the year	(5,724)	(4,554)

9. Movements in total equity

	Six months ended	Six months ended
	31 December 2007	31 December 2006
	£ million	£ million

Total equity at beginning of the period	4,170	4,681
Total recognised income and expense for the period	1,004	885
Dividends paid to equity shareholders	(523)	(524)
Dividends paid to minority interests	(37)	(22)
Share trust arrangements	43	46
Tax on share trust arrangements	(2)	5
Own shares repurchased	(492)	(704)
Purchase of own shares for holding as treasury shares for share scheme hedging	(112)	(80)
Acquisition of minority interest	—	3

Net movement in total equity	(119)	(391)

Total equity at end of the period	4,051	4,290

Total equity at the end of the period includes gains of £60 million in respect of cumulative translation differences (30 June 2007 — gains of £42 million) and £2,361 million (30 June 2007 - £2,333 million) in respect of own shares held as treasury shares.
10. Dividends

	Six months ended	Six months ended
	31 December 2007	31 December 2006
	£ million	£ million
Amounts recognised as distributions to equity holders in the period

Final dividend paid for the year ended 30 June 2007 of 20.15p (2006 — 19.15p) per share	523	524

An interim dividend of 13.20 pence per share for the six months ended 31 December 2007 (2006 — 12.55 pence per share) was approved by the Board on 13 February 2008. As this was after the balance sheet date, this dividend has not been included as a liability in the balance sheet at 31 December 2007.
11. Contingent liabilities and legal proceedings
(i) Guarantees In connection with the disposal of Pillsbury, Diageo has guaranteed the debt of a third party to the amount of $200 million (£101 million) until November 2009. Including this guarantee, but net of the amount provided in the consolidated financial information, at 31 December 2007 the group has given performance guarantees and indemnities to third parties of £106 million.
There has been no material change since 31 December 2007 in the group’s performance guarantees and indemnities.
(ii) Colombian litigation An action was filed on 8 October 2004 in the United States District Court for the Eastern District of New York by the Republic of Colombia and a number of its local government entities against Diageo and other spirits companies. The complaint alleges several causes of action. Included among the causes of action is a claim that the defendants allegedly violated the Federal RICO Act by facilitating money laundering in Colombia through their supposed involvement in the contraband trade to the detriment of government owned spirits production and distribution businesses. Diageo is unable to quantify meaningfully the possible loss or range of loss to which the lawsuit may give rise. Diageo intends to defend itself vigorously against this lawsuit.

(iii) Turkish customs litigation In common with other beverage alcohol importers, litigation is ongoing against Diageo’s Turkish subsidiary in the Turkish Civil Courts in connection with the methodology used by the Turkish customs authorities in assessing the importation value of and duty payable on the beverage alcohol products sold in the domestic channel in Turkey. The matter involves multiple cases against Diageo’s Turkish subsidiary at various stages of litigation including a group of cases under correction appeal following an adverse finding at the Turkish Supreme Court. Diageo is unable to quantify meaningfully the possible loss or range of loss to which these cases may give rise. Diageo’s Turkish subsidiary intends to defend its position vigorously.
(iv) Other The group has extensive international operations and is defendant in a number of legal proceedings incidental to these operations. There are a number of legal claims against the group, the outcome of which cannot at present be foreseen.
Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.
12. Post balance sheet events
On 28 January 2008 Diageo entered into an agreement to acquire Rosenblum Cellars for $105 million. The acquisition is subject to regulatory approval and other conditions and is expected to complete by the end of February 2008.
On 5 February 2008 Diageo entered into an agreement to form a new 50:50 company with the Nolet family, owner of Ketel One, giving the new company the exclusive global rights to market, sell and distribute the brand in perpetuity. Diageo will consolidate the new company with a minority interest. Diageo has agreed to pay $900 million for a 50% equity stake in the newly formed company, which will be based in the Netherlands. The Nolet family will have an option to sell their 50% share in the new company to Diageo for $900 million plus interest in years 4 or 5 after completion. If the Nolet family exercise their option to sell and should Diageo choose not to buy, Diageo will pay $100 million and the Nolet family may then pursue a sale of their 50% share to a third party. The transaction is expected to complete by the end of March 2008, subject to regulatory approvals and other conditions.

STATEMENT OF DIRECTORS’ RESPONSIBILITIES
The directors’ confirm that to the best of their knowledge:
•	the condensed set of financial statements has been prepared in accordance with IAS 34 Interim Financial Reporting as endorsed and adopted by the EU;

•	the interim management report includes a fair review of the information required by:
(a)	DTR 4.2.7R of the Disclosure and Transparency Rules, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year; and

(b)	DTR 4.2.8R of the Disclosure and Transparency Rules, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the entity during that period; and any changes in the related party transactions described in the 2007 Annual Report.
The directors of Diageo plc are listed in the Diageo Annual Report for 30 June 2007, with the exception of the following changes in the period: Jonathan (Jon) Symonds, CBE retired on 16 October 2007 and Philip Scott was appointed on 17 October 2007.
By order of the board of Diageo plc
N.C. Rose
Chief Financial Officer
13 February 2008

INDEPENDENT REVIEW REPORT TO DIAGEO PLC
Introduction
We have been engaged by the company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 31 December 2007 which comprises the condensed consolidated income statement, the condensed consolidated statement of recognised income and expense, the condensed consolidated balance sheet, the condensed consolidated cash flow statement and the related explanatory notes. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.
This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Disclosure and Transparency Rules (“the DTR”) of the UK’s Financial Services Authority (“the UK FSA”). Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.
Directors’ responsibilities
The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the DTR of the UK FSA.
As disclosed in note 1, the annual financial statements of the group are prepared in accordance with IFRSs as endorsed and adopted by the EU. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with IAS 34 Interim Financial Reporting as endorsed and adopted by the EU.
Our responsibility
Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.
Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 31 December 2007 is not prepared, in all material respects, in accordance with IAS 34 as endorsed and adopted by the EU and the DTR of the UK FSA.
KPMG Audit Plc
Chartered Accountants
8 Salisbury Square
London, EC4Y 8BB, UK
13 February 2008

ADDITIONAL INFORMATION FOR SHAREHOLDERS
EXPLANATORY NOTES
Definitions
Unless otherwise stated, percentage movements given throughout this announcement for volume, sales, net sales, marketing spend and operating profit are organic movements (at level exchange rates and after adjusting for the effect of exceptional items, acquisitions and disposals) for continuing operations. Comparisons are with the equivalent period in the last financial year. For an explanation of organic movements please refer to ‘Reconciliation to GAAP measures’ in this announcement.
Volume has been measured on an equivalent units basis to nine litre cases of spirits. An equivalent unit represents one nine litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products, other than spirits, to equivalent units, the following guide has been used: beer in hectolitres divide by 0.9, wine in nine litre cases divide by five and ready to drink in nine litre cases divide by 10, with certain pre-mixed products that are classified as ready to drink divide by 5.
Net sales are sales after deducting excise duties.
Exceptional items are those that in management’s judgement need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. Such items are included within the income statement caption to which they relate.
References to ready to drink include progressive adult beverages in the United States. References to Smirnoff ready to drink include Smirnoff Ice, Smirnoff Black Ice, Smirnoff Twisted V, Smirnoff Mule, Smirnoff Spin, Smirnoff Storm, Smirnoff Caesar, Smirnoff Caipiroska, Smirnoff Signatures, Smirnoff Source, Smirnoff Fire, Smirnoff Raw Tea and Smirnoff Cocktails. References to Smirnoff Black Ice include Smirnoff Ice Triple Black in the United States and Smirnoff Ice Double Black in Australia.
Volume share is a brand’s volume when compared to the volume of all brands in its segment. Value share is a brand’s retail sales when compared to the retail sales of all brands in its segment. Unless otherwise stated, share refers to value share. Share of voice is the media spend on a particular brand when compared to all brands in its segment. The share and share of voice data contained in this announcement is taken from independent industry sources in the markets in which Diageo operates.
This announcement contains forward-looking statements that involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors beyond Diageo’s control. Please refer to page 39 — ‘Cautionary statement concerning forward-looking statements’ for more details.
This announcement includes names of Diageo’s products which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for its use.
Certain brands formerly treated as local priority brands were classified as category brands and vice versa in 2007 to reflect the change in contribution of these brands in individual countries. All comparative figures have been restated.

Changes to local priority brand classification
These changes reflect the classification of brands to a regional basis rather than a single market basis.

Previous classification	New classification
Europe
Archers Great Britain	Archers Europe
Bell’s Great Britain	Bell’s Europe
Cacique Spain	Cacique Europe
Cardhu Spain	Cardhu Europe
Gordon’s gin Great Britain	Gordon’s gin Europe
Budweiser Ireland	Budweiser Europe*
Carlsberg Ireland	Carlsberg Europe*
Harp Ireland	Harp Europe
Smithwicks Ireland	Smithwicks Europe
International
Bell’s South Africa	Bell’s International
Buchanan’s Venezuela	Buchanan’s International
Malta Africa	Malta International
Pilsner Kenya	Pilsner International
Tusker Kenya	Tusker International
Red Stripe Jamaica	Red Stripe International
Asia Pacific
Old Parr Japan	Old Parr Asia Pacific
Dimple/Pinch Korea	Dimple/Pinch Asia Pacific
Bundaberg rum Australia	Bundaberg rum Asia Pacific
Windsor Premier Korea	Windsor Premier Asia Pacific

*	Distribution rights for these brands are held for the Irish market only.
In North America the following changes were made to reflect the priority brand focus of the region.
Moved from local priority brands to category brands:
Goldschlager
Gordon’s gin
Myers
Romana Sambuca
Rumple Minze
Moved from category brands to local priority brands:
Chalone and other US wines
The following brands remain local priority brands in the North America region:
Buchanan’s
Crown Royal
Seagram’s 7 Crown
Seagram’s VO
Beaulieu Vineyard
Sterling Vineyards

Reconciliation to GAAP measures
(i)	Organic movement
Organic movement in volume, sales, net sales, operating profit, operating margin and basic earnings per share are measures not specifically used in the consolidated financial statements themselves (non-GAAP measures). The performance of the group is discussed using these measures.
In the discussion of the performance of the business, certain information is presented using sterling amounts on a constant currency basis. This strips out the effect of exchange rate movements and enables an understanding of the underlying performance of the market that is most closely influenced by the actions of that market’s management. The risk from exchange rate movement is managed centrally and is not a factor over which local managers have any control.
Acquisitions, disposals and exceptional items also impact the reported performance and therefore the reported movement in any period in which they arise. Management adjusts for the impact of such transactions in assessing the performance of the underlying business.
The underlying performance on a constant currency basis and excluding the impact of acquisitions, disposals and exceptional items is referred to as ‘organic’ performance. Organic movement calculations enable the reader to focus on the performance of the business which is common to both periods.
Organic movement in volume, sales, net sales, operating profit and operating margin
Diageo’s strategic planning and budgeting process is based on organic movement in volume, sales, net sales, operating profit and operating margin, and these measures closely reflect the way in which operating targets are defined and performance is monitored by the group’s management. Therefore organic movement measures most closely reflect the way in which the business is managed.
These measures are chosen for planning, budgeting, reporting and incentive purposes since they represent those measures which local managers are most directly able to influence and they enable consideration of the underlying business performance without the distortion caused by fluctuating exchange rates, acquisitions, disposals and exceptional items.
The group’s management believes these measures provide valuable additional information for users of the financial statements in understanding the group’s performance since they provide information on those elements of performance which local managers are most directly able to influence and focus on that element of the core brand portfolio which is common to both periods. They should be viewed as complementary to, and not replacements for, the comparable GAAP measures.

The organic movement calculations for volume, sales, net sales and operating profit for the six months ended 31 December 2007 were as follows:
1. Volume (1)(a)(b)

		Organic
	2006	movement	2007	Organic
	units	units	units	movement
	million	million	million	%

North America	26.5	0.7	27.2	3
Europe	23.0	0.7	23.7	3
International	19.5	1.4	20.9	7
Asia Pacific	6.7	0.4	7.1	6

Total	75.7	3.2	78.9	4

2. Sales (a)(b)

	2006		Transfers(2)		2007
	Reported	Exchange(3)	and disposals	Organic movement	Reported	Organic movement
	£ million	£ million	£ million	£ million	£ million	%

North America	1,543	(78)	(4)	85	1,546	6
Europe	2,122	39	(1)	57	2,217	3
International	1,070	20	1	186	1,277	17
Asia Pacific	585	7	—	(10)	582	(2)
Corporate	38	—	—	7	45	19

Total sales	5,358	(12)	(4)	325	5,667	6

3. Net sales (a)(b)

	2006		Transfers(2)
	Reported	Exchange(3)	and disposals	Organic movement	2007 Reported	Organic movement
	£ million	£ million	£ million	£ million	£ million	%

North America	1,313	(65)	(4)	77	1,321	6
Europe	1,357	28	(1)	49	1,433	4
International	884	23	1	142	1,050	16
Asia Pacific	430	2	—	6	438	1
Corporate	38	—	—	7	45	19

Total net sales	4,022	(12)	(4)	281	4,287	7
Excise duties	1,336	—	—	44	1,380

Total sales	5,358	(12)	(4)	325	5,667

4. Operating profit (a)(b)

	2006
	Reported	Exchange(3)	Transfers(2)	Organic movement	2007 Reported	Organic movement
	£ million	£ million	£ million	£ million	£ million	%

North America	486	(25)	—	30	491	7
Europe	484	11	3	11	509	2
International	298	(4)	(6)	59	347	20
Asia Pacific	115	—	(3)	(13)	99	(12)
Corporate	(77)	5	6	34	(32)	52

Total	1,306	(13)	—	121	1,414	9

Notes — Information in respect of the current period

(1)	Differences between the reported volume movements and organic volume movements are due to acquisitions and disposals.

(2)	Transfers represent the movement between operating units of certain activities, the most significant of which were the reallocation of certain net overheads from corporate to the regions. Transfers reduced restated prior year operating profit for International and Asia Pacific by £6 million and £3 million respectively and reduced net costs in Europe and Corporate by £3 million and £6 million respectively.

(3)	The exchange adjustments for sales, net sales and operating profit are principally in respect of the US dollar and the euro.

Notes — Information relating to the organic movement calculations

a)	The organic movement percentage is the amount in the column headed ‘Organic movement’ in the tables above expressed as a percentage of the aggregate of the columns headed 2006 Reported, the column headed Exchange and the amounts in respect of transfers (see note (2) above) and disposals included in the column headed Transfers and disposals. The inclusion of the column headed Exchange in the organic movement calculation reflects the adjustment to exclude the effect of exchange rate movements by recalculating the prior period results as if they had been generated at the current period’s exchange rates. Organic movement percentages are calculated as the organic movement amount in £ million, expressed as the percentage of the prior period results at current year exchange rates and after adjusting for transfers and disposals. The basis of calculation means that the results used to measure organic movement for a given period will be adjusted when used to measure organic movement in the subsequent period.

b)	Where a business, brand, brand distribution right or agency agreement was disposed of, or terminated, in the current period, the group, in organic movement calculations, adjusts the results for the comparable prior period to exclude the amount the group earned in that period that it could not have earned in the current period (i.e. the period between the date in the prior period, equivalent to the date of the disposal in the current period, and the end of the prior period). As a result, the organic movement numbers reflect only comparable performance. Similarly, if a business was disposed of part way through the equivalent prior period then its contribution would be completely excluded from that prior period’s performance in the organic movement calculation, since the group recognised no contribution from that business in the current period. In the calculation of operating profit the overheads included in disposals were only those directly attributable to the businesses disposed, and do not result from subjective judgements of management. For acquisitions, a similar adjustment is made in the organic movement calculations. For acquisitions subsequent to the end of the equivalent prior period, the post acquisition results in the current period are excluded from the organic movement calculations. For acquisitions in the prior period, post acquisition results are included in full in the prior period but are only included from the anniversary of the acquisition date in the current period.

c)	Organic movement in operating margin is the difference between the 2007 reported operating margin (operating profit excluding exceptional items expressed as a percentage of sales) and an operating margin where the amounts for each of sales and operating profit are the aggregate of those captions in the columns headed 2006 Reported, the column headed Exchange and the amounts in respect of transfers (see note (2) above) and disposals included in the column headed Transfers and disposals. Organic movement in operating margin is calculated as the movement amount in margin percentage, expressed in basis points between the operating margin for the prior period results at current year exchange rates and after adjusting for transfers and disposals and the operating margin for the current period results. The basis of calculation means that the results used to measure organic movement for a given period will be adjusted when used to measure organic movement in the subsequent period.

Underlying movement in earnings per share
The group’s management believes basic earnings per share on an underlying movement basis provides valuable additional information for users of the financial statements in understanding the group’s overall performance. The group’s management believes that the comparison of movements on both a reported and underlying basis provides information as to the individual components of the movement in basic earnings per share being: the impact of exceptional items, fluctuating exchange rates, acquisitions and disposals arising in the period and the application of an underlying effective tax rate. These measures should be viewed as complementary to, and not a replacement for, the comparable GAAP measures such as basic and diluted earnings per share and reported movements therein. These GAAP measures reflect all of the factors which impact on the business.
The underlying movement calculation in earnings per share for the period ended 31 December 2007 was as follows:

Pence per share(4)

Reported basic eps for six months ended 31 December 2006	32.8
Tax adjustment effective underlying tax rate 26% (3)	1.1

Basic eps before exceptional items and after tax equalisation for six months ended 31 December 2006	33.9
Exchange (2) (d)	(0.3)

Adjusted basic eps six months ended 31 December 2006	33.6

Reported basic eps for six months ended 31 December 2007	37.6
Exceptional items (1)	(0.1)

Basic eps before exceptional items for six months ended 31 December 2007	37.5
Exchange (d)	0.1

Adjusted basic eps for six months ended 31 December 2007	37.6

Reported basic eps movement amount	4.8
Underlying movement amount (after impact of exchange) (c)	4.0
Reported basic eps growth	15%
Underlying growth (c)	12%

Notes — Information relating to the current period

1)	The exceptional item in the six months ended 31 December 2007 was the gain on sale of a business. There were no exceptional items in the six months ended 31 December 2006.

2)	Exchange — the exchange adjustments for operating profit, net finance charges and taxation are principally in respect of the US dollar and the euro. Transaction exchange adjustments are taxed at the underlying effective tax rate for the period.

3)	Tax adjustment — the impact of adjusting the group’s prior year reported tax rate on operating profit from continuing businesses to the current year underlying effective tax rate on profit from continuing businesses before exceptional items (see (v) below).

4)	All amounts are derived from amounts in £ million divided by the weighted average number of shares in issue for the period ended 31 December 2007 of 2,590 million (2006 — 2,725 million).

Notes — Information relating to the organic movement calculations

a)	Where a business, brand, brand distribution right or agency agreement or investment was disposed of, or terminated, in the current period, the group, in underlying movement calculations, adjusts the profit for the period attributable to equity shareholders for the comparable prior period to exclude the following: i) the amount the group earned in that period that it could not have earned in the current period (i.e. the period between the date in the prior period, equivalent to the date of the disposal in the current period, and the end of the prior period), ii) a capital return in respect of the reduction in interest charge had the disposal proceeds been used entirely to reduce borrowings, and iii) taxation at the rate applying in the jurisdiction in which the asset or business disposed was domiciled. As a result, the underlying movement numbers reflect only comparable performance. Similarly, if a business or investment asset was disposed of part-way through the equivalent prior period then its impact on the profit for the year attributable to equity shareholders (i.e. after adjustment for a capital return from use of the proceeds of the disposal to reduce borrowings and tax at the rate applying in the jurisdiction in which the asset or business disposed was taxed) would be excluded from that prior period’s performance in the underlying movement calculation, since the group recognised no contribution from that business in the current period.

b)	Where a business, brand, brand distribution right or agency agreement or investment is acquired subsequent to the end of the equivalent prior period, in underlying movement calculations the group adjusts the profit for the current period attributable to equity shareholders to exclude the following: i) the amount the group earned in the current period that it could not have earned in the prior period, ii) a capital charge in respect of the increase in interest charge had the acquisition been funded entirely by an increase in borrowings, and iii) taxation at the rate applying in the jurisdiction in which the business acquired is domiciled. As a result, the underlying movement numbers reflect only comparable performance. Similarly, if a business or investment asset was acquired part way through the equivalent prior period then its impact on the profit for the year attributable to equity shareholders (i.e. after adjustment for a capital charge for the funding of the acquisition and tax at the rate applying in the jurisdiction in which the acquired business is taxed) would be adjusted only to include the results from the anniversary of the acquisition in the current period’s performance in the underlying movement calculation, since the group recognised a full period’s contribution from that business in the current period.

c)	Underlying movement percentages for basic earnings per share are calculated as the underlying movement amount in pence (p), expressed as the percentage of the prior period results at current year exchange rates, and after adjusting for exceptional items, tax equalisation and acquisitions and disposals. The basis of calculation means that the results used to measure underlying movement for a given period will be adjusted when used to measure underlying movement in the subsequent period.

d)	The exchange effects of IAS 21 in respect of short term inter-company funding balances and the impact of IAS 39 as recognised in other finance charges / income are removed from both the current and prior period as part of the underlying movement calculation.

(ii) Free cash flow
Free cash flow is a non-GAAP measure that comprises net cash from operating activities as well as the net purchase and disposal of investments and property, plant and equipment that form part of net cash from investing activities. The group’s management believe the measure assists users of the financial statements in understanding the group’s cash generating performance as it comprises items that arise from the running of the ongoing business.
The remaining components of net cash from investing activities that do not form part of free cash flow, as defined by the group’s management, are in respect of the purchase and disposal of subsidiaries, associates and businesses. The group’s management regards the purchase and disposal of property, plant and equipment as ultimately non-discretionary since ongoing investment in plant and machinery is required to support the day-to-day operations, whereas purchases and disposals of businesses are discretionary. However, free cash flow does not necessarily reflect all amounts that the group either has a constructive or legal obligation to incur. Where appropriate, separate discussion is given for the impacts of acquisitions and disposals of businesses, equity dividends and purchase of own shares — each of which arises from decisions that are independent from the running of the ongoing underlying business.
The free cash flow measure is also used by management for their own planning, budgeting, reporting and incentive purposes since it provides information on those elements of performance which local managers are most directly able to influence.
(iii) Return on average total invested capital
Return on average total invested capital is a non-GAAP measure that is used by management to assess the return obtained from the group’s asset base. This measure is not specifically used in the consolidated financial statements, but is calculated to aid comparison of the performance of the business.
The profit used in assessing the return on total invested capital reflects the operating performance of the business after applying the underlying effective tax rate for the period stated before exceptional items and interest. Average total invested capital is calculated using the average derived from the consolidated balance sheets at the beginning and the end of the period. Capital employed comprises net assets for the period, excluding post employment benefit liabilities (net of deferred tax) and net borrowings. This average capital employed is then aggregated with the average restructuring and integration costs net of tax, which have been charged to exceptional items, and goodwill written off to reserves at 1 July 2004, the date of transition to IFRS, to obtain the average total invested capital.
Calculations for the return on average total invested capital for the six months ended 31 December 2007 and 31 December 2006 were as follows:

	2007	2006
	£ million	£ million

Operating profit	1,414	1,306
Associates after interest and taxation	105	91
Tax at the underlying effective tax rate of 26% (2006 — 25%)	(395)	(349)

	1,124	1,048

Average net assets (excluding net post employment liabilities)	4,386	5,033
Average net borrowings	5,285	4,318
Average integration costs (net of tax)	931	931
Average goodwill	1,562	1,562

Average total invested capital	12,164	11,844

Return on average total invested capital	18.5%	17.7%

(iv) Economic profit
Economic profit is a non-GAAP measure that is used by management to assess the group’s return from its asset base compared to a standard cost of capital charge. The measure is not specifically used in the consolidated financial statements, but is calculated to aid comparison of the performance of the business.
The profit used in assessing the return from the group’s asset base and the asset base itself are the same as those used in the calculation for the return on average total invested capital (see (iii) above). The standard capital charge applied to the average total invested capital is currently 9%, being management’s assessment of a constant minimum level of return that the group expects to generate from its asset base. Economic profit is calculated as the difference between the standard capital charge on the average invested assets and the actual return achieved by the group on those assets.
Calculations for economic profit for the six months ended 31 December 2007 and 31 December 2006 were as follows:

	2007	2006
	£ million	£ million

Average total invested capital (see (iii) above)	12,164	11,844

Operating profit	1,414	1,306
Associates after interest and taxation	105	91
Tax at the underlying effective tax rate of 26% (2006 — 25%)	(395)	(349)

	1,124	1,048
Capital charge at 9% of average total invested capital	(547)	(533)

Economic profit	577	515

(v) Underlying effective tax rate
The underlying effective tax rate is a non-GAAP measure that reflects the adjusted tax charge on profit from continuing businesses before exceptional items as a percentage of profit from continuing businesses before exceptional items. The underlying effective tax rate is also used by management for their own planning, budgeting, reporting and incentive purposes since it provides information on those elements of performance which management is most directly able to influence.
The group’s management believe the measure assists users of the financial statements in understanding the group’s effective tax rate as it reflects the tax arising on the profits from the ongoing business.
The components of the reported tax charge which do not form part of the adjusted tax charge, as defined by the group’s management, relate to tax on items reported as exceptional, movement on deferred tax assets arising from intragroup reorganisations which are due to changes in estimates in expected future utilisation, any other tax charge or credit that arises from intra group reorganisations and items which are offset by credits or debits in discontinued operations.
In the period ended 31 December 2007, there was no difference between the reported tax rate of 26% and the underlying tax rate. The reported tax rate for the period ended 31 December 2006 was 28% and the underlying tax rate was 25%.
Principal risks
The group’s aim is to manage risk and control its business and financial activities cost-effectively and in a manner that enables it to: exploit profitable business opportunities in a disciplined way; avoid or reduce risks that can cause loss, reputational damage or business failure; support operational effectiveness; and enhance resilience to external events. To achieve this, an ongoing process has been established for identifying, evaluating and managing risks faced by the group. Details of the key risks particular to the group can be found in the 2007 Annual Report, some or all of which have the potential to impact our results or financial position during the remaining six months of the year.

Cautionary statement concerning forward-looking statements
This announcement contains “forward looking statements” within the meaning of ‘Safe Harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations and business of Diageo and certain of the plans and objectives of Diageo with respect to and outlook for these items. In particular, all statements that express forecasts, expectations and projections with respect to and outlook for future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing to Diageo, anticipated cost savings or synergies and the completion of Diageo’s strategic transactions, are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control. These factors include, but are not limited to:
•	increased competitive product and pricing pressures and unanticipated actions by competitors that could impact Diageo’s market share, increase expenses and hinder growth potential;

•	the effects of future business combinations, partnerships, acquisitions or disposals, existing or future, and the ability to realise expected synergies and/or costs savings;

•	Diageo’s ability to complete existing or future acquisitions and disposals;

•	legal and regulatory developments, including changes in regulations regarding consumption of, or advertising for, beverage alcohol, changes in tax law (including tax rates) or accounting standards, changes in taxation requirements, such as the impact of excise tax increases with respect to the business, and changes in environmental laws, health regulations and the laws governing pensions;

•	developments in litigation or any similar proceedings directed at the drinks and spirits industry;

•	developments in the Colombian and Turkish litigation and any similar proceedings;

•	changes in consumer preferences and tastes, demographic trends or perception about health related issues;

•	changes in the cost of raw materials and labour costs;

•	changes in economic conditions in countries in which Diageo operates, including changes in levels of consumer spending;

•	levels of marketing spend, promotional and innovation expenditure by Diageo and its competitors;

•	renewal of distribution or licence manufacturing rights on favourable terms when they expire;

•	termination of existing distribution or licence manufacturing rights on agency brands;

•	technological developments that may affect the distribution of products or impede Diageo’s ability to protect its intellectual property rights; and

•	changes in financial and equity markets, including significant interest rate and foreign currency exchange rate fluctuations, which may affect Diageo’s access to or increase the cost of financing or which may affect Diageo’s financial results.
All oral and written forward-looking statements made on or after the date of this announcement and attributable to Diageo are expressly qualified in their entirety by the above factors and the ‘risk factors’ contained in the Annual Report on Form 20-F for the year ended 30 June 2007 filed with the United States Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo’s expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the SEC. All readers, wherever situated, should take note of these disclosures.
The information in this announcement does not constitute an offer to sell or an invitation to buy shares in Diageo plc or any other invitation or inducement to engage in investment activities.
This announcement includes disclosure about Diageo’s debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.
Past performance cannot be relied upon as a guide to future performance.

For further information
Analysts and Investors Presentation
At 09.30 (GMT) on Thursday 14 February, Paul Walsh, CEO and Nick Rose, CFO will present the interim results for analysts and investors.
The presentation and Q&A session will be webcast only and will be available to view at Diageo.com. The presentation slides and transcript will be available for download from 08.45 (GMT). An archived video and podcast of the presentation and Q&A session will also be made available later that day.
If you would like to ask a question during the live Q&A session, please use the following dial-in numbers:

0800 028 1277 1888 935 4577 900 974 419 0800 020 0905 1800 882 157 0800 000 5462 0800 942 823	UK Toll free USA Toll free Spain Toll free Netherlands Toll free Ireland Toll free Germany Toll free France Toll free
Please quote confirmation code: 2595476
A transcript of the Q&A session will be available for download from Diageo.com on 15 February.
Conference Call
Diageo management will host a conference call for analysts and investors at 15.00 (GMT) on Thursday 14 February. To participate, please use the following dial-in numbers:

0800 901 2160 1866 602 0258 800 099 823 0800 020 3464 1800 992 779 0800 101 2633 0805 770 153	UK Toll free USA Toll free Spain Toll free Netherlands Toll free Ireland Toll free Germany Toll free France Toll free
Please quote confirmation code: 6715467
The conference call will be available on instant replay from 17.00 (UK time) and will be available until 14 March 2008. The number to call is:

UK Toll free	0800 559 3271
US Toll free	1 866 883 4489
International	+44 (0) 20 7806 1970
Please quote confirmation code: 6715467

Investor enquiries to:	Darren Jones	+44 (0) 20 7927 4223
	Sarah Paul	+44 (0) 20 7927 4326
US investor enquiries to:	Kelly Padgett	001 202 715 1110
Investor.relations@diageo.com

Media enquiries to:	Isabelle Thomas	+44 (0) 20 7927 5967
	Jennifer Crowl	+44 (0) 20 7927 5749
Media@diageo.com